Qifu Technology, Inc.

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

September 28, 2023

VIA EDGAR

Ms. Lory Empie

Mr. Michael Henderson

Mr. Andrew Mew

Mr. Jimmy McNamara

Ms. Susan Block

Mr. John Stickel

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qifu Technology, Inc. (the “Company”)
Form 20-F for the Year Ended 2022
Filed April 27, 2023
File No. 001-38752

Dear Ms. Empie, Mr. Henderson, Mr. Mew, Mr. McNamara, Ms. Block and Mr. Stickel:

This letter sets forth the Company’s response to the comment contained in the letter dated September 18, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Qifu Technology, Inc.

September 28, 2023

Form 20-F for the Year Ended 2022

Introduction, page 1

1.	In future filings, please revise your definition of “China” or “PRC” to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that “China” or the “PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Hong Kong. Please confirm your understanding and include your proposed disclosure in your response letter.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

●      “China” or “the PRC” is to the People’s Republic of China. Unless otherwise indicated, the policies, laws, regulations and interpretations adopted by the government of mainland China, which are specifically referenced in this annual report, are not applicable to Hong Kong, Macau or Taiwan~~, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires~~;

In response to the Staff’s comment on legal and operational risks associated with operations in China and whether those risks also apply to any operations in Hong Kong, the Company respectfully advises the Staff that as of the date of the 2022 Form 20-F, its operations in Hong Kong were immaterial to the Company’s overall business operation pursuant to U.S. federal securities laws. The Company’s subsidiary in Hong Kong, namely HK Qirui, primarily serves the interim holding function for holding shares in the Company’s consolidated operating entities in mainland China, and, to a lesser extent, provides certain IT and consulting services. Therefore, the Company believes it is not required to disclose the relevant laws, regulations, or associated risks in Hong Kong in the 2022 Form 20-F. The Staff’s comment is duly noted. To the extent that the Company’s operations in Hong Kong becomes material in the future, the Company undertakes to include the relevant disclosure in its future Form 20-F filings.

Qifu Technology, Inc.

September 28, 2023

Risk Factors

Our business is subject to complex and evolving PRC laws regarding data privacy and cybersecurity, page 25

2.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, in future filings, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please provide us your proposed disclosure in your response letter.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 25-29

Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws as newly promulgated, many of which are subject to further~~change and uncertain~~ interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

Our platform collects, stores and processes certain personal information and other sensitive data from users for the purpose of providing our services, such as name, identity number and phone number. We have obtained the explicit consents from users to use their personal information within the scope of authorization and we have taken technical measures to protect the security of such personal information and prevent personal information from being divulged, damaged or lost. However, we face risks inherent in handling and protecting personal information~~data~~. In particular, we face a number of challenges relating to data generated from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, which are subject to change and new interpretations, including any requests from regulatory and government authorities relating to such data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to corrective orders, penalties, including fines, suspension of business, websites, or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Qifu Technology, Inc.

September 28, 2023

Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, as such regulations and laws as newly promulgated, many of which are subject to further~~change and uncertain~~ interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT, the CAC, the Ministry of Public Security, or the MPS and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

•	[Omitted.]

Data Security

•	In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in terms of economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate level of protection measures are required to be taken for each respective category of data. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body or law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC government authorities. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure (the “CIIO Regulations”), which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021 Revision), which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or network platform operators that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. The CIIO Regulations stipulate that the respective supervision and administration departments of the important industries and sectors as mentioned above (“Protection Departments”) shall be responsible for the security protection of critical information infrastructures, and the Protection Departments shall be responsible for organizing the recognition of the “critical information infrastructure” within the industries and sectors according to the recognition rules, and shall inform the recognized “critical information infrastructure operator” accordingly. However, as of the date of this annual report, to our best knowledge, we are not aware of any published regulations for recognition for “critical information infrastructure”~~the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws~~. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

Qifu Technology, Inc.

September 28, 2023

•	On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year or if it conducts outbound transfers of important data. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will assess outbound data transfers~~regulate companies~~ under such circumstances specifically. It is also unclear what constitutes “outbound data transfer.” These bring more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

Qifu Technology, Inc.

September 28, 2023

•	In November 2021, the CAC released the Measures of Regulations on the Network Data Security Administration (Draft for Comments), or the Draft Regulations on Network Data Security, for public comments. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security has not been formally adopted, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC legal counsel, Commerce & Finance Law Offices, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, are not required to go through a cybersecurity review by the CAC for our previous issuance of securities to investors.

•	[Omitted.]

Qifu Technology, Inc.

September 28, 2023

Personal Information and Privacy

•	[Omitted.]

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. As of the date of this annual report, based on the facts that (i) we are not involved in any investigations on cybersecurity review initiated by the CAC; (ii) we have adopted internal measures regarding data security and personal information protection to ensure compliance with relevant laws and regulations; (iii) we have not been subject to any penalties from any competent PRC regulatory authorities related to any effective regulations or policies issued by the CAC, our PRC legal counsel, Commerce & Finance Law Offices, is of the view and we believe that our business operations are compliant with the currently effective regulations and policies that have been issued by the CAC in all material respects.

However, m~~M~~any of the data- and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance by us, our service providers or financial institutions partners with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. For example, in July 2021, our 360 Jietiao app was temporarily taken offline by the CAC for the purpose of optimizing product design and offering enhanced user data privacy protection, during which period new downloads were suspended. Our 360 Jietiao app was restored to app stores for downloads in August 2021 after being tested and verified by the CAC. We believe the temporary takedown of 360 Jietiao app did not and will not have a material adverse impact on our business operations. However, we cannot assure you that the authorities will not require further system and data privacy protection enhancements in the future as technologies, standards and regulatory environments continue to evolve, in which case our operations may be interrupted or adversely affected. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny. Furthermore, even if we do not commit any violation or breach of effective laws and regulations related to cybersecurity, data security or personal information protection, we may also be involved in inspections or investigations by regulatory authorities due to any unrelated third parties’ action or inaction, or as part of the routine supervision of the regulatory authorities. Such inspections or investigations may also have an adverse effect to our business.

Qifu Technology, Inc.

September 28, 2023

The PRC government’s significant oversight and discretion over our business, page 53

3.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, in future filings please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Please include your proposed disclosure in your response letter.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. In accordance with applicable laws and regulations, t~~T~~he PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our class A ordinary shares and ADSs. Our class A ordinary shares and ADSs may significantly decline in value as a result. Also, the PRC government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline. ~~Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business.~~

Qifu Technology, Inc.

September 28, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 178

4.	We note your statement that you reviewed the Company’s register of members and public filings with shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Ds, Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members and the Schedule 13Ds, Schedule 13Gs and the amendments thereto, other than Aerovane Company Limited, Ruby Finance Holdings Ltd., Aspex Management (HK) Ltd, OLP Capital Management Limited (through various investment vehicles) and Sumitomo Mitsui Financial Group, Inc. (through various investment vehicles), no shareholder beneficially owned more than 5% of the Company’s total issued and outstanding shares as of February 28, 2023. Additionally, based on the examination of the public filings, none of these shareholders was owned or controlled by a governmental entity of mainland China. In particular, Aerovane Company Limited is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, our chairman of board of directors. Ruby Finance Holdings Ltd. is controlled by FountainVest China Capital Partners GP3 Ltd., a Cayman Island company ultimately controlled by its directors, Kui Tang, George Jian Chuang and Lynden Rees John based on the Company’s review of the amendment to Schedule 13D concerning FountainVest China Capital Partners GP3 Ltd. Based on the Company’s review of the Schedule 13Ds, Schedule 13Gs and the amendments thereto of Aspex Management (HK) Ltd and OLP Capital Management Limited, the Company is not aware of any facts indicating that these shareholders are governmental entities. Sumitomo Mitsui Financial Group, Inc. is a company with shares and/or ADSs listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange and the New York Stock Exchange. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Qifu Technology, Inc.

September 28, 2023

In addition, the Company’s consolidated operating entities set out in Exhibit 8.1 of the 2022 Form 20-F (“Exhibit 8.1”), which are incorporated in mainland China or Hong Kong, are wholly owned by the Company, except for the VIEs, Shanghai Qiyu and Fuzhou Financing Guarantee, and the wholly-owned subsidiary of Shanghai Qiyu, Fuzhou Microcredit. As disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and the obligation to absorb losses or the right to receive the economic benefits of the VIEs that could be significant to the VIEs, to the extent that the Company has satisfied the conditions for consolidation of the VIEs under U.S. GAAP. As disclosed in the 2022 Form 20-F, each of Shanghai Qiyu and Fuzhou Financing Guarantee is wholly owned by Shanghai Qibutianxia. Shanghai Qibutianxia is an affiliate of the Company and is deemed to be ultimately controlled by Mr. Hongyi Zhou pursuant to U.S. federal securities rules. Therefore, the Company’s consolidated operating entities set out in Exhibit 8.1 are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated operating entities set out in Exhibit 8.1.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members, as of February 28, 2023, its shareholders included: (i) the Bank of New York Mellon; (ii) HKSCC Nominees Limited, (iii) Aerovane Company Limited, which is not a governmental entity as analyzed in the foregoing paragraphs; (iv) an entity wholly owned by a trust established for the benefit of a natural person; (v) an institutional shareholder that was involved in the Company’s pre-IPO share issuances; and (vi) certain natural person shareholders that beneficially owned ordinary shares that in aggregate amount to less than 0.1% of the Company’s total outstanding ordinary shares as of February 28, 2023. The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. HKSCC Nominees Limited is the nominee holder for the Company’s class A ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify each public market holder that holds its class A ordinary shares through HKSCC Nominees Limited due to the large number of such holders. Based on the public filings, including the Schedule 13Ds, Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares, none of these shareholders is a governmental entity in the Cayman Islands. In addition, based on the Company’s review of publicly available information, including the Schedule 13Gs and the amendments thereto of the institutional shareholder, the Company is not aware of any facts indicating that the institutional shareholder is a governmental entity. Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company. In addition, as analyzed in the foregoing paragraphs, no government entities in mainland China or Hong Kong own shares of the Company’s consolidated operating entities set out in Exhibit 8.1 incorporated in mainland China or Hong Kong.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Qifu Technology, Inc.

September 28, 2023

5.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of Qifu Technology, Inc. to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in his or her respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Qifu Technology, Inc. is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that, the directors of the VIEs or other consolidated operating entities set out in Exhibit 8.1 are employees and former employees of the Company. With respect to the employees and former employees of the Company, based on the background information provided by them during their respective onboarding process and maintained with the Company, including the information about party affiliation, none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

Qifu Technology, Inc.

September 28, 2023

6.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Qifu Technology, Inc. or the VIEs.” We also note that your disclosures on Exhibit 8.1 that indicate that you have consolidated foreign operating entities that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated operating entities set out in Exhibit 8.1 are incorporated include mainland China and Hong Kong. Except for the VIEs, Shanghai Qiyu and Fuzhou Financing Guarantee, and the wholly-owned subsidiary of Shanghai Qiyu, Fuzhou Microcredit, the Company holds 100% equity interests in its consolidated operating entities set out in Exhibit 8.1. As analyzed in the Company’s response to Comment #4, each of Shanghai Qiyu and Fuzhou Financing Guarantee is not controlled by a governmental entity. Therefore, no governmental entity in mainland China or Hong Kong owns shares of the Company’s consolidated operating entities set out in Exhibit 8.1.

•	With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the foregoing analysis in Comments #4 and #6, the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated operating entities set out in Exhibit 8.1. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association (or equivalent organizing documents) of the Company and its consolidated operating entities set out in Exhibit 8.1 do not contain any charter of the Chinese Communist Party.

Qifu Technology, Inc.

September 28, 2023

7.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge”. Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated operating entities set out in Exhibit 8.1 do not contain any charter of the Chinese Communist Party.

*          *          *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsels, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or the Chief Financial Officer of the Company, Alex Xu, via e-mail at ir@360shuke.com.

Very truly yours,

/s/ Alex Xu
Alex Xu
Chief Financial Officer

cc:	Haisheng Wu, Chief Executive Officer and Director, Qifu Technology, Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP